FORM 6-K


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                        REPORT OF FOREIGN PRIVATE ISSUER


                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


                              As at March 31, 2003

                              CIK Number 0000878518


                              TASEKO MINES LIMITED
           ----------------------------------------------------------

            1020 - 800 West Pender Street, Vancouver, Canada V6C 2V6
           ----------------------------------------------------------
                    (Address of principal executive offices)


 Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                           Form 20-F [X] Form 40-F [ ]

       Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]


  Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an
                   attached annual report to security holders.


  Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]


 Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized
                (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a
            Form 6-K submission or other Commission filing on EDGAR.


     Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
                   under the Securities Exchange Act of 1934.

                                 Yes [ ] No [X]

 If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________

                                   Signatures
    Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                          ----------------------------
                                  (Registrant)

                              /s/ Jeffrey R. Mason
                          ----------------------------
                                Jeffrey R. Mason
                Director, Chief Financial Officer and Secretary

                               Date: May 30, 2003


     * Print the name and title of the signing officer under his signature.

                              TASEKO MINES LIMITED
                                QUARTERLY REPORT
                                 MARCH 31, 2003
--------------------------------------------------------------------------------


                              MANAGEMENT DISCUSSION

Taseko Mines Limited ("Taseko" or the "Company") is a mineral exploration and mining company with three projects located in British Columbia, Canada. These are the Gibraltar copper mine, which is currently on stand-by, and two advanced exploration stage projects: the Prosperity gold-copper project and the Harmony gold project.

The Gibraltar mine is a 35,000 tonnes per day mine and mill facility which has had a successful 27-year operating history, and is currently being maintained on care and maintenance awaiting higher copper prices. Approximately 760 million tonnes of measured and indicated resources are currently outlined on the property, containing 4.7 billion pounds of copper. This amount includes an estimated in-pit sulphide resource, based on a 15-year mine plan, of 189 million tonnes grading 0.31% copper and 0.01% molybdenum at a cut-off grade of 0.20% copper. There are also in-pit oxide resources that would be processed in the existing solvent extraction-electrowinning plant.

The Company's Prosperity project is a large gold-copper deposit. Estimated measured and indicated resources within an open pit designed for a potential 70,000 tonnes per day operation are 491 million tonnes grading 0.22% copper and
0.43 grams of gold per tonne at a $3.25/tonne net smelter return cut-off, containing 2.3 billion pounds of copper and 6.7 million ounces of gold. The Harmony property is located on British Columbia's west coast. Harmony hosts an estimated measured and indicated resource of 64 million tonnes grading 1.53 grams of gold per tonne at a cut-off grade of 0.60 grams of gold per tonne, containing 3 million ounces of gold.

Gibraltar and the Cariboo Regional District ("CRD"), where the mine is located, have agreed to develop a landfill on the Gibraltar mine property. Construction of the landfill is planned to begin in June 2003, and operations could commence in October 2003. Gibraltar will be the exclusive long-term partner of the CRD over the 80-year designed life of the landfill and has been contracted to construct, operate and maintain the landfill site on a fee basis. The landfill project will offset the cost of reclamation activities at the mine site.

During fiscal 2003, the Company has continued to focus its resources on Gibraltar. Activities are directed toward care and maintenance of the Gibraltar mine site, including monitoring and maintenance of the tailings pond and plant facilities, ongoing water management, environmental work, and administration. The Company's technical team also continues to evaluate exploration targets of interest upon which drilling and other programs would be completed utilizing the proceeds of the December 2002 flow-through financing.

MARKET TRENDS

Copper prices fluctuated over the year in 2002, averaging US$0.71 per pound, but began to improve at year-end. Prices are projected to increase to about US$0.90/lb by 2004.

The gold price increased significantly in 2002, averaging about US$309/oz. Gold prices, although volatile, have continued to improve in 2003, averaging about US$346/oz in the year to date.

FINANCIAL POSITION

As a consequence of the acquisition of the Gibraltar Mine in 1999, Taseko received funding pursuant to a $17 million non-interest-bearing convertible debenture financing by Boliden Westmin (Canada) Ltd. As Taseko has the right and the intention to convert the debenture into common shares, the $17 million Gibraltar debenture is classified as equity rather than as a liability on the Company's balance sheet.

Reclamation deposits totalling $16.3 million, including interest, are to be used at a later date for reclamation purposes at Gibraltar and Harmony. As a result of progressive reclamation work and the landfill project at Gibraltar, $2.5 million was released from the cash reclamation fund in December 2002.

The reclamation liability is $32.7 million and is secured by reclamation deposits and plant and equipment. The $26.6 million liability shown as tracking preferred shares of subsidiary, Gibraltar, is the net book value of 12,483,916 shares issued as part of the cost to acquire the Harmony gold project from Misty Mountain Gold Limited. The tracking preferred shares are designed to track and capture the value of the Harmony gold property and will be convertible into common shares of the Company upon a realization event such as a sale to a third party or commercial production at the Harmony gold property. As Taseko has the right and the intention to settle these preferred shares with common shares of the Company, they have been included in shareholders' equity on the balance sheet.

In December 2002, Taseko closed equity private placements of its securities totalling $4.24 million. The placements include $655,500 of common shares at a subscription price of $0.30 per common share, $1,269,600 of units at a price of $0.30 per unit, and $2,315,000 of flow-through units at a subscription price of $0.40 per flow-through unit. Each unit consisted of one common share and one non-transferable common share purchase warrant. Each flow-through unit consisted of one flow-through common share and one-half of a non-transferable common share purchase warrant. Each whole common share purchase warrant entitles the holder to purchase one common share at a price of $0.50 until December 31, 2004. The common share purchase warrants are subject to an accelerated expiry provision under certain conditions.

Dundee Securities Corporation, Strand Securities Corporation and certain other agents collectively acted as the agents for the private placement of flow-through units. The agents' compensation included a cash fee equal to 6% of the gross proceeds and broker warrants, entitling them to purchase common shares equal to 6% of the number of flow-through units sold. The broker warrants are exercisable at $0.40 per common share and expire on December 31, 2003. Finders' fees were paid on other portions of the financing in cash and common shares. There were no fees on the $655,500 subscription by Hunter Dickinson Inc.

The net proceeds of the units and common shares will be used for general working capital purposes. Taseko will utilize the gross proceeds of the flow-through financing to undertake a program to follow up on deposit-scale targets outlined by geophysical surveys completed on the Gibraltar property in 2000, and to evaluate and test other potential exploration projects that may be of interest. Drilling at Gibraltar would be completed in stages that are success contingent.

At March 31, 2003, Taseko had working capital of $1.02 million, as compared to $1.8 million at the end of the previous quarter. The Company also had 46,434,164 common shares issued and outstanding.

Subsequent to the end of the quarter, in April 2003, the Company acquired the remaining business of the GESL Partnership under a plan of arrangement. In fiscal 2002, the Company had acquired a 38% initial position in these assets comprising primarily of technological and operating rights. The fiscal 2003 transaction resulted in a reduction of certain Taseko liabilities by $3 million. Further, the acquisition consolidated the Company's 100% ownership of the copper refinery engineering business of the GESL Partnership. Upon receiving TSX Venture Exchange and judicial approvals the Company issued 7,446,809 common shares having a deemed value of $0.47 per share, for total consideration of $3.5 million.

Management recognizes that the Company must generate additional financial resources in order to meet liabilities as they come due and to enable it to continue operations. The Company and its financial advisors are actively targeting sources of additional funding through alliances with financial, exploration and mining entities or other business and financial transactions which would generate sufficient resources to ensure continuation of the Company's operations and exploration programs. However, there can be no assurances that the Company will obtain additional financial resources and/or achieve profitability or positive cash flows. If the Company is unable to obtain adequate additional financing, the Company will be required to curtail operations and exploration activities. Failure to continue as a going concern would require that the Company's assets and liabilities be restated on a liquidation basis, which may differ materially from those expressed on a going concern basis.

RESULTS OF OPERATIONS

Expenses in the second quarter of fiscal 2003 totaled $1.1 million, an increase from $0.70 million spent in the prior quarter, but a decrease from the $1.25 million spent in the last three months of fiscal 2002. The main expenditures during the quarter were $687,681 on exploration (an increase from $285,089 spent in the previous quarter) and $176,617 on depreciation ($178,377 in the previous quarter). A portion of the current year exploration cost is also related to a mandatory change in accounting for stock-based compensation (see notes to the financial statements). Exploration costs are mainly attributable to on-site activities at Gibraltar. Scrap sales and cost recoveries offset some of the costs of site activities during the first quarter and this, combined with the completion of a freshwater conversion project, led to lower exploration expenditures in the prior period.

Most costs have decreased when compared to the first six months of fiscal 2002; administrative costs have decreased from the prior fiscal year when the refinery project was underway and more support activities were required. The most significant decreases are consulting, interest and finance charges and legal accounting and audit. Higher costs in fiscal 2002 were attributable to the activities associated with financing the refinery studies. Exploration, property investigation and shareholder communications costs, however, have increased over the previous year. Property investigation costs are associated with evaluations of new projects. Expenditures on shareholder communications increased due to increased salaries and participation in investor conferences in fiscal 2003. A recovery of $229,999 for the Westgarde property was received during the same period in 2002 and accounts for the lower exploration expense in the previous year. Of the exploration expenditures in the year to date, $910,096 has been spent on Gibraltar (mostly on site maintenance, a decrease from $1,026,957 in 2002), $46,146 has been spent on Prosperity mainly for mine planning (an increase from $12,095 in 2002) and $16,528 has been spent on Harmony for environmental monitoring and mine planning (an increase from $nil in 2002).

RELATED PARTY TRANSACTIONS

Hunter Dickinson Inc. ("HDI") of Vancouver, British Columbia, is a private company with certain directors in common that provides investor relations, geological, corporate development, administrative and management services to, and incurs third party costs on behalf of, the Company pursuant to a December 1996 agreement. In the quarter ended March 31, 2002, Taseko and its subsidiaries paid $113,087 to HDI for services rendered as compared to $124,208 in the previous quarter.

LIMITED PARTNERSHIP FINANCING STRUCTURES

In order to facilitate financing for refinery feasibility and other exploration work at Gibraltar, Taseko sponsored the formation of two limited partnerships, in which the Company was the initial sole limited partner, as financing vehicles separate from their independent corporate general partner. The Gibraltar Engineering Services Limited Partnership ("GESL Partnership") was formed to conduct engineering and contract operation service support for a determination of the feasibility of the hydrometallurgical copper refinery process, developed by Cominco Engineering Services Limited ("CESL") to be potentially used at Gibraltar and possibly, other similar copper deposits in British Columbia, owned by third parties, but which also produce copper in concentrate.

Taseko also retains Procorp Services Limited Partnership ("Procorp") of Vancouver, British Columbia to provide technical, financial, management and marketing services related to all facets of the start-up, expansion and development of the Gibraltar mine and the proposed hydrometallurgical refinery. Procorp is a mining services, financing and marketing partnership comprised of experienced and specialized independent contractors, as well as members who are also directors and officers of the Company. Compensation to Procorp included a US$900,000 initial payment in 2001 for services rendered in 2001 and 2002, and a second payment of US$900,000 to be paid upon successful recommencement of commercial production of the Gibraltar mine. In addition, the Company agreed, subject to regulatory approval, to issue Procorp 3.4 million warrants to purchase common shares of the Company at a price of $1.70 per share for five years upon successful recommencement of commercial production at the Gibraltar mine. As part of its services, Procorp structured an agreement in principle for the Company with two limited partnerships, including the GESL Partnership, to advance the hydrometallurgical process developed by CESL and its commercial application.

Partnership business expenses are shown in the Consolidated Schedule of Refinery Project Expenses. This amount represents work carried out by personnel at Taseko, Gibraltar, HDI and third party contractors retained by the GESL Partnership and billed by those parties to the GESL Partnership. As at September 30, 2002, the Company had incurred accumulated expenditures of $5.3 million for the Refinery Project. In December 2002, the parties were successful in securing the required additional third party partnership funding.

On April 4, 2003, the Company acquired the remaining business of the GESL Partnership under a plan of arrangement. In fiscal 2002, the Company acquired a 38% initial position in these assets comprising primarily of technology rights. The fiscal 2003 transaction resulted in a reduction of certain Taseko liabilities by $3 million. Further, the acquisition consolidated the Company's 100% ownership of the copper refinery engineering business of the GESL
Partnership. Upon receiving TSX Venture Exchange and judicial approvals the Company issued 7,446,809 common shares having a deemed value of $0.47 per share, for total consideration of $3.5 million.

                              TASEKO MINES LIMITED
                        CONSOLIDATED FINANCIAL STATEMENTS

                         SIX MONTHS ENDED MARCH 31, 2003

                         (Expressed in Canadian Dollars)
                                   (Unaudited)

TASEKO MINES LIMITED
Consolidated Balance Sheets
(Expressed in Canadian Dollars)
(Unaudited)


                                                                                             March 31,                September 30,
                                                                                                  2003                         2002
                                                                                         -------------               --------------
Assets

Current assets
Cash and equivalents .....................................................               $   2,028,234                $      39,104
Amounts receivable .......................................................                     242,175                      336,247
Supplies inventory .......................................................                   2,293,580                    2,282,954
Prepaid expenses .........................................................                      26,825                      103,631
                                                                                         -------------                -------------
                                                                                             4,590,814                    2,761,936

Property, plant and equipment (note 4) ...................................                   9,775,169                   10,158,525
Reclamation deposits (notes 3 and 7(c)(ii)) ..............................                  16,294,315                   18,576,524
Mineral property interests (note 5) ......................................                  28,813,296                   28,813,296
                                                                                         -------------                -------------
                                                                                         $  59,473,594                $  60,310,281
                                                                                         =============                =============

Liabilities and Shareholders' Equity

Current liabilities
Bank operating loan (note 6) .............................................               $   1,989,949                $   2,000,000
Accounts payable and accrued liabilities .................................                   1,581,659                    1,569,288
Advances from related parties (note 10) ..................................                         267                    3,469,168
                                                                                         -------------                -------------
                                                                                             3,571,875                    7,038,456
Reclamation liability (note 4) ...........................................                  32,700,000                   32,700,000
                                                                                         -------------                -------------
                                                                                            36,271,875                   39,738,456
                                                                                         -------------                -------------

Shareholders' equity
Share capital (note 7) ...................................................                  95,943,058                   91,889,200
Convertible debenture (note 7(c)) ........................................                  17,000,000                   17,000,000
Tracking preferred shares (note 3) .......................................                  26,641,948                   26,641,948
Contributed surplus (note 7(f)) ..........................................                      14,802                          -
Deficit ..................................................................                (116,398,089)                (114,959,323)
                                                                                         -------------                -------------
                                                                                            23,201,719                   20,571,825
Continuing operations (note 1)
Commitments (note 5 and 7(b)(iii))
Subsequent event (note 11)
                                                                                         -------------                -------------
                                                                                         $  59,473,594                $  60,310,281
                                                                                         =============                =============


See accompanying notes to consolidated financial statements.

Approved by the Board of Directors

/s/ Ronald W. Thiessen                                      /s/ Jeffrey R. Mason

Ronald W. Thiessen                                              Jeffrey R. Mason
Director                                                        Director

TASEKO MINES LIMITED
Consolidated Statements of Operations
(Expressed in Canadian Dollars)
(Unaudited)



                                                                         Three months ended               Six months ended March 31
                                                                  -----------------------------       ------------------------------
                                                                         2003              2002              2003              2002
                                                                  -----------        ----------       -----------        ----------
Expenses
Conference and travel ......................................     $      6,962      $      4,028      $     26,457      $     10,184
Consulting .................................................           58,011           123,716           107,677           204,966
Corporation taxes ..........................................           11,594            87,063            19,738            87,063
Depreciation ...............................................          176,617           178,266           354,994           356,532
Exploration (schedule) .....................................          687,681           552,958           972,770           809,053
Interest and finance charges ...............................           28,590            33,384            51,777           451,738
Legal, accounting and audit ................................           18,272            49,463            74,870           191,182
Office and administration ..................................           63,676            79,388           115,446           130,309
Property investigation .....................................           10,734               -              10,734               -
Refinery project (schedule) ................................              -             523,554               -           1,795,264
Shareholder communication ..................................           39,104             9,178            62,631            42,407
Trust and filing ...........................................           10,698            19,284            11,442            24,341
                                                                   ----------        ----------        ----------        ----------
                                                                    1,111,939         1,660,282         1,808,536         4,103,039
                                                                   ----------        ----------        ----------        ----------
Other items
   Interest and other ......................................          (64,623)         (179,249)          238,132           224,021
   Gain on sale of property, plant and equipment ...........          131,638               -             131,638               -
   Write down of mineral property acquisition costs ........              -                 -                 -            (600,000)
                                                                   ----------        ----------        ----------        ----------
                                                                       67,015          (179,249)          369,770          (375,979)
                                                                   ----------        ----------        ----------        ----------
Loss for the period ........................................     $ (1,044,924)     $ (1,839,531)     $ (1,438,766)     $ (4,479,018)
                                                                   ==========        ==========        ==========        ==========
Basic and diluted loss per common share (note 2) ...........     $      (0.02)     $      (0.07)     $      (0.04)     $      (0.18)
                                                                   ==========        ==========        ==========        ==========
Weighted average number of
common shares outstanding ..................................       46,423,942        28,283,114        40,172,639        25,519,062
                                                                   ==========        ==========        ==========        ==========




Consolidated Statements of Deficit
(Expressed in Canadian Dollars)
(Unaudited)


                                                        Three months ended March 31                   Six months ended March 31
                                                    ----------------------------------          ------------------------------------
                                                             2003                  2002                  2003                  2002
                                                    -------------         -------------         -------------         -------------

Deficit, beginning of period ...............        $(115,353,165)        $(111,094,882)        $(114,959,323)        $(108,455,395)
Loss for the period ........................           (1,044,924)           (1,839,531)           (1,438,766)           (4,479,018)
                                                    -------------         -------------         -------------         -------------
Deficit, end of period .....................        $(116,398,089)        $(112,934,413)        $(116,398,089)        $(112,934,413)
                                                    =============         =============         =============         =============



See accompanying notes to consolidated financial statements.

TASEKO MINES LIMITED
Consolidated Statements of Cash Flows
(Expressed in Canadian Dollars)
(Unaudited)


                                                                     Three months ended March 31,        Six months ended March 31,
                                                                     ---------------------------       ----------------------------
Cash provided by (used for): ...................................            2003             2002             2003             2002
                                                                     -----------      -----------      -----------      -----------

Operating activities
Loss for the period ............................................     $(1,044,924)     $(1,839,531)     $(1,438,766)     $(4,479,018)
Items not involving cash
       Accrued interest on reclamation deposits ................          81,093          179,910         (217,791)        (222,600)
   Depreciation ................................................         176,617          178,266          354,994          356,532
   Stock-based compensation ....................................          14,802              -             14,802              -
   Write down of mineral property acquisition costs ............             -                -                -            600,000
   Gain on sale of property, plant and equipment ...............        (131,638)             -           (131,638)             -
   Acquisition premium paid for Gibraltar
        Refinery (2002) Ltd. ...................................             -            314,330              -            314,330
   Shares issued for loan guarantee ............................             -                -                -            400,000
Changes in non-cash operating working capital
   Amounts receivable ..........................................         531,861         (131,578)          94,072           23,952
   Supplies inventory ..........................................          (9,152)          (1,557)         (10,626)           3,777
   Prepaid expenses ............................................          23,112          (17,000)          76,806          (11,268)
   Accounts payable and accrued liabilities ....................         (24,433)         688,814           12,371          802,137
                                                                     -----------      -----------      -----------      -----------
                                                                        (382,662)        (628,346)      (1,245,776)      (2,212,158)
                                                                     -----------      -----------      -----------      -----------

Investing activities
   Cash paid on acquisition of Harmony Gold Property ...........             -                -                -         (2,230,000)
   Proceeds on sale of mineral property interests ..............             -                -                -                  1
   Proceeds received on the sale of property, plant
        and equipment ..........................................         160,000              -            160,000              -
   Reclamation deposit .........................................             -                -          2,500,000              -
                                                                     -----------      -----------      -----------      -----------
                                                                         160,000              -          2,660,000       (2,229,999)
                                                                     -----------      -----------      -----------      -----------

Financing activities
   Bank operating loan .........................................          30,352              -            (10,051)       2,000,000
   Advances from related parties ...............................        (487,631)         343,634       (3,468,901)         238,244
   Advances from Gibraltar Engineering Services
        Limited Partnership ....................................             -                -                -          1,849,000
   Common shares issued for cash, net of issue costs ...........            (735)         172,000        4,053,858          302,000
                                                                     -----------      -----------      -----------      -----------
                                                                        (458,014)         515,634          574,906        4,389,244
                                                                     -----------      -----------      -----------      -----------

Increase (decrease) in cash and equivalents ....................        (680,676)        (112,712)       1,989,130          (52,913)
Cash and equivalents, beginning of period ......................       2,708,910          142,095           39,104           82,296
                                                                     -----------      -----------      -----------      -----------
Cash and equivalents, end of period ............................     $ 2,028,234      $    29,383      $ 2,028,234      $    29,383
                                                                     ===========      ===========      ===========      ===========


Supplementary cash flow disclosures (note 9)

See accompanying notes to consolidated financial statements.

TASEKO MINES LIMITED
Consolidated Schedules of Mineral Property Exploration Expenses
(Expressed in Canadian dollars)
(Unaudited)



                                                                                           Property
                                                                        -------------------------------------------
Six months ended March 31, 2003 .....................................     Prosperity       Gibraltar        Harmony           Total
                                                                        ------------    ------------   ------------    ------------

Exploration expenses
     Assays and analysis ............................................   $      9,223           $ -     $      2,270    $     11,493
     Equipment rentals ..............................................            (89)            -              -               (89)
     Geological .....................................................            162          25,482            486          26,130
     Mine planning ..................................................         36,685          89,083          7,816         133,584
     Site activities ................................................            165         795,531          5,956         801,652
                                                                        ------------    ------------   ------------    ------------
Exploration expenses during the period ..............................         46,146         910,096         16,528         972,770
Cumulative expenses, beginning of period ............................     41,487,910       8,988,583            -        50,476,493
                                                                        ------------    ------------   ------------    ------------
Cumulative expenses, end of period ..................................   $ 41,534,056    $  9,898,679   $     16,528    $ 51,449,263
                                                                        ============    ============   ============    ============


                                                                                            Property
                                                                        -------------------------------------------
Six months ended March 31, 2002 .....................................     Prosperity       Gibraltar      Westgarde           Total
                                                                        ------------    ------------   ------------    ------------
Exploration expenses
     Assays and analysis ............................................   $      6,110    $        367          $ -      $      6,477
     Equipment rentals ..............................................          3,993             -              -             3,993
     Geological .....................................................            -             1,382            -             1,382
     Mine planning ..................................................          1,313          25,888            -            27,201
     Site activities ................................................            679         999,320            -           999,999
     Recovery of exploration expenses incurred on sale (note 3) .....            -               -         (229,999)       (229,999)
                                                                        ------------    ------------   ------------    ------------
Exploration expenses (recovery) during the period ...................         12,095       1,026,957       (229,999)        809,053
Cumulative expenses, beginning of period ............................     41,523,768       6,650,841        210,976      48,385,585
                                                                        ------------    ------------   ------------    ------------
Cumulative expenses, end of period ..................................   $ 41,535,863    $  7,677,798   $    (19,023)   $ 49,194,638
                                                                        ============    ============   ============    ============




Consolidated Schedule of Refinery Project Expenses
(Expressed in Canadian dollars)
(Unaudited - prepared by management)



                                                                                                      Six months ended March 31,
                                                                                                  ----------------------------------
Refinery Project Expenses                                                                                2003                   2002
                                                                                                  -----------             ----------

Engineering ..........................................................................            $       -               $  405,910
Environmental and permitting .........................................................                    -                   57,998
Interest .............................................................................                    -                   73,289
Metallurgy ...........................................................................                    -                   10,883
Pilot plant testwork .................................................................                    -                  290,680
Support services .....................................................................                    -                  642,174
Acquisition premium paid for Gibraltar Refinery (2002) Ltd. ..........................                    -                  314,330
                                                                                                   ----------             ----------
Expenses during the period ...........................................................                    -                1,795,264
Cumulative expenses, beginning of period .............................................              5,270,768              3,571,942
                                                                                                   ----------             ----------

Cumulative expenses, end of period ...................................................             $5,270,768             $5,367,206
                                                                                                   ==========             ==========

TASEKO MINES LIMITED
Notes to Consolidated Financial Statements
For the period ended March 31, 2003
(Expressed in Canadian Dollars)
(Unaudited)
--------------------------------------------------------------------------------


1.   CONTINUING OPERATIONS

     Taseko Mines Limited ("Taseko" or the "Company") is incorporated under the laws of the Province of British Columbia. Its principal business activities are the operations of the Gibraltar Copper Mine, which is currently on standby care and maintenance, and the exploration of the Company's 100% owned Prosperity Gold-Copper Property and the Harmony Gold Property. The Gibraltar Mine and the Prosperity Gold Property are located in south central British Columbia, Canada, near the City of Williams Lake. The Harmony Gold Property is located on Graham Island, Queen Charlotte Islands
     - Haida Gwaii, British Columbia.

     The Company's continuing operations and the underlying value and recoverability of the amounts shown for the Prosperity and Harmony mineral property interests are entirely dependent upon the existence of economically recoverable mineral reserves, the ability of the Company to obtain the necessary financing to complete the exploration and development of its mineral property interests, and upon future profitable production or proceeds from the disposition of its mineral property interests. The recoverability of the amounts shown for the Gibraltar Mine mineral property interest and related plant and equipment and supplies inventory is dependent upon the ability of the Company to obtain the necessary financing to re-start operations of the mine, should metal prices and other factors warrant it, and upon future profitable production or proceeds from the disposition of the mine.

     These financial statements are prepared on the basis that the Company will continue as a going concern. As at March 31, 2003, the Company had recorded significant losses and operating cash flow deficiencies in each of the last three fiscal years. Management recognizes that the Company must generate additional financial resources in order to meet liabilities as they come due and to enable it to continue operations. The Company and its financial advisors are actively targeting sources of additional funding through alliances with financial, exploration and mining entities or other business and financial transactions which would generate sufficient resources to assure continuation of the Company's operations and exploration programs. However, there can be no assurances that the Company will obtain additional financial resources and/or achieve profitability or positive cash flows. If the Company is unable to obtain adequate additional financing, the Company will be required to curtail operations and exploration activities. These financial statements do not reflect adjustments, which could be material, to the carrying values of assets and liabilities which may be required should the Company be unable to continue as a going concern.


2.   SIGNIFICANT ACCOUNTING POLICIES

(a)  Basis of presentation and principles of consolidation

     These financial statements have been prepared in accordance with Canadian generally accepted accounting principles ("GAAP").

     These consolidated financial statements include the accounts of Taseko, its wholly-owned subsidiaries, Taseko Resources Inc., Concentrated Exploration Ltd. (note 5(e)), Concentrated Exploration 2000 Ltd. (note 5(e)), Gibraltar Refinery (2002) Ltd. (note 5(e)) and Gibraltar Mines Ltd. (note 5(a)), its 70% owned subsidiary Cuisson Lake Mines Ltd. (note 5(a)), and its interest in Gibraltar Engineering Services Limited Partnership ("GESL Partnership") (note 5(a) and 11). All material intercompany accounts and transactions have been eliminated.

(b)  Cash and equivalents

     Cash and equivalents consist of cash and highly liquid investments, having maturity dates of three months or less from the date of acquisition, that are readily convertible to known amounts of cash.

(c)  Supplies inventory

     Supplies inventory is reported at the lower of moving average cost and net realizable value.

(d)  Property, plant and equipment

     Plant and equipment are stated at cost less accumulated depreciation. Depreciation is recorded over the estimated economic life of the plant and equipment on a straight line basis at annual rates ranging from 1.3% to 16.5%, except for the solvent extraction/electrowinning plant and equipment included in Gibraltar Mine plant and equipment (note 4), which are depreciated on a straight line basis at rates from 20% to 50% per annum.

(e)  Mineral property interests

     The Company defers mineral property acquisition costs on a property-by-property basis. Exploration expenditures and option payments incurred prior to the determination of the feasibility of mining operations are charged to operations as incurred. Development expenditures incurred subsequent to such determination, to increase production, or to extend the life of existing production are capitalized, except as noted below. Such acquisition costs and deferred development expenditures are amortized and depreciated over the estimated life of the property, or written off to operations if the property is abandoned, allowed to lapse, or if there is little prospect of further work being carried out by the Company or its option or joint venture partners.

     All costs incurred by the Company during the standby care and maintenance period at the Gibraltar Mine are expensed as incurred (note 5(a)).

     Mineral property acquisition costs include the cash consideration and the fair market value of common shares, based on the trading price of the shares at the agreement date, issued for mineral property interests, pursuant to the terms of the relevant agreement. Payments relating to a property acquired under an option or joint venture agreement, where such payments are made at the sole discretion of the Company, are recorded in the accounts upon payment.

     Costs related to feasibility work and the development of processing technology are expensed as incurred. Costs incurred subsequent to the determination of the feasibility of the processing technology will be capitalized and amortized over the life of the related plant.

     Administrative expenditures are expensed as incurred.

     The amount shown for mineral property interests represents costs incurred to date and the fair value of shares issued to date relating to acquisition costs, less write-downs (note 5), but does not necessarily reflect present or future values.

(f)  Share capital

     Common shares issued for non-monetary consideration are recorded at fair value based upon the trading price of the shares on the TSX Venture Exchange on the date of the agreement to issue the shares.

     The proceeds, net of issue costs, from common shares issued pursuant to flow-through share financing agreements are credited to share capital and the tax benefits of these exploration expenditures are transferred to the purchaser of the shares.

(g)  Stock-based compensation (see also note 2(h))

     The Company has a stock option plan which is described in note 7(d). The Company accounts for all non-cash stock-based payments to non-employees, and employee awards that are direct awards of stock, that call for settlement in cash or other assets, or that are stock appreciation rights which call for settlement by the issuance of equity instruments, granted on or after October 1, 2002, using the fair value based method.

     Under the fair value based method, stock-based payments to non-employees are measured at the fair value of the consideration received, or the fair value of the equity instruments issued, or liabilities incurred, whichever is more reliably measurable. The fair value of non-cash stock-based payments to non-employees is periodically re-measured until counterparty performance is complete, and any change therein is recognized over the period and in the same manner as if the Company had paid cash instead of paying with or using equity instruments. The cost of non-cash stock-based payments to non-employees that are fully vested and non-forfeitable at the grant date is measured and recognized at that date.

     No compensation cost is required to be recorded for all other non-cash stock-based employee compensation awards. Consideration paid by employees upon the exercise of stock options is credited to share capital. The Company presents in the notes to the financial statements, if applicable, the pro forma loss and loss per share had the fair value method been used to account for employee non-cash stock-based compensation awards.

     Under the fair value based method, compensation cost attributable to awards to employees that are direct awards of stock, or stock appreciation rights which call for settlement by the issuance of equity instruments, is measured at fair value at the grant date and recognized over the vesting period. Compensation cost attributable to awards to employees which call for settlement in cash or other assets is measured at fair value at the grant date and recognized over the vesting period. For awards that vest at the end of a vesting period, compensation cost is recognized on a straight-line basis; for awards that vest on a graded basis, compensation cost is recognized on a pro-rata basis over the vesting period.

(h)  Change in Accounting Policy - Stock-Based Compensation

     Effective October 1, 2002, the Company adopted the new Recommendations of the Canadian Institute of Chartered Accountants relating to the accounting for stock-based compensation and other stock-based payments. Under the new standard, payments to non-employees, and to employees awards that are direct awards of stock, that call for settlement in cash or other assets, or that are stock appreciation rights which call for settlement by the issuance of equity instruments, are accounted for using the fair value method and is included in operations, with an offset to contributed surplus. No compensation expense is recorded for all other non-cash stock-based employee compensation awards; however pro-forma disclosure of net income and earnings per share, had the Company used the fair value method, is presented if applicable.

     Prior to the adoption of the new standard, no compensation expense was recorded for the Company's stock-based incentive plans when the options were granted. Any consideration paid by those exercising stock options was credited to share capital upon receipt.

     The new Recommendations are applied prospectively. The adoption of this new standard has resulted in no changes to amounts previously reported.

(i)  Income taxes

     The Company uses the asset and liability method of accounting for income taxes. Under this method, future income tax assets and liabilities are computed based on differences between the carrying amount of assets and liabilities on the balance sheet and their corresponding tax values, generally using the substantively enacted income tax rates expected to apply to taxable income in the years in which those temporary difference are expected to be recovered or settled. Future income tax assets also result from unused loss carry forwards, resource-related pools, and other deductions. Future tax assets are recognized to the extent that they are considered more likely than not to be realized. The valuation of future income tax assets is adjusted, if necessary, by the use of a valuation allowance to reflect the estimated realizable amount.

(j)  Loss per common share

     Basic loss per common share is calculated by dividing the loss available to common shareholders by the weighted average number of common shares outstanding during the period. For all periods presented, loss available to common shareholders equals the reported loss.

     Diluted loss per share is calculated using the treasury stock method. Under the treasury stock method, the weighted average number of common shares outstanding used for the calculation of diluted loss per share assumes that the proceeds to be received on the exercise of dilutive stock options and warrants are used to repurchase common shares at the average market price during the period.

     Diluted loss per share has not been presented as the effect of the outstanding options and warrants would be anti-dilutive.

(k)  Fair value of financial instruments

     The carrying amounts of cash and equivalents, amounts receivable, reclamation deposits, bank operating loan and accounts payable and accrued liabilities, approximate their fair values due to their short terms to maturity. The fair value of the convertible debenture and the tracking preferred shares are not readily determinable with sufficient reliability due to the difficulty in obtaining appropriate market information. It is not practicable to determine the fair values of the advances due to related parties because of the related party nature of such amounts and the absence of a secondary market for such instruments. Details of the terms of these financial instruments are disclosed in the notes to the financial statements.

(l)  Use of estimates

     The presentation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Significant areas requiring the use of management estimates include the determination of impairment, if any, of mineral property interests and plant and equipment, the balance of reclamation liability, rates for depreciation and the assumptions used in determining stock-based compensation. Actual results could differ from those estimates.

(m)  Segment disclosures

     The Company operates in a single reportable operating segment, the exploration, development and operation of mineral property interests, within the geographic area of British Columbia, Canada.

(n)  Comparative figures

     Certain of the prior periods' comparative figures have been restated to conform with the presentation adopted for the current period.


3.   ARRANGEMENT AGREEMENT

(a)  Harmony Gold Property

     In October 2001, the Company and its subsidiary Gibraltar Mines Ltd. ("Gibraltar") completed the acquisition of the Harmony Gold Property and related assets from Continental Minerals Corporation ("Continental") (formerly Misty Mountain Gold Limited), a British Columbia company with certain directors in common with Taseko, for 12,483,916 series "A" non-voting tracking preferred shares of Gibraltar and $2.23 million cash. Subsequent to closing, a dissenting shareholder of Continental exchanged their 717,500 Gibraltar preferred shares for 114,800 common shares of the Company. The tracking preferred shares are designed to track and capture the value of the Harmony Gold Property and will be converted into common shares of Taseko upon a realization event, such as a sale to a third party or commercial production at the Harmony Gold Property, or at the option of Gibraltar, if a realization event has not occurred within ten years. Accordingly, the tracking preferred shares have been classified within shareholders' equity on the consolidated balance sheet.

     As this acquisition was a related party transaction not in the normal course of business that was not the culmination of an earnings process, the acquisition was recorded by the Company at the net book value of the assets transferred, net of cash consideration, as follows:

     Assets acquired .................................           Amount
                                                            -----------
       Property and equipment ..........................    $     8,488
       Reclamation deposit .............................        175,000
       Mineral property interests ......................     28,811,296
                                                            -----------
                                                            $28,994,784
                                                            ===========

     Consideration given
      Cash ............................................     $ 2,230,000
      12,483,916 tracking preferred shares of Gibraltar      26,641,948
      114,800 common shares of the Company ............         122,836
                                                            -----------
                                                            $28,994,784
                                                            ===========

     The Gibraltar tracking preferred shares issued to Continental were recorded for Canadian tax purposes at a paid up amount of $62.77 million, but such amount is subject to adjustment based on the fair value of Taseko common shares ultimately received by Continental. As previously noted, the Gibraltar tracking preferred shares are redeemable for common shares of Taseko upon the occurrence of certain value realization events for the Harmony Gold Property. The tracking preferred shares are redeemable at specified prices per common share of Taseko starting at $3.39 and escalating by $0.25 per year. If a realization event does not occur on or before October 16, 2011, Gibraltar has the right to redeem the tracking preferred shares for Taseko common shares at a deemed price equal to the greater of the average 20 day trading price of the common shares of Taseko and $10.00. The Taseko common shares to be issued to Continental upon a realization event will in turn be distributed pro-rata, after adjustment for any taxes, to the holders of redeemable preferred shares of Continental that were issued to Continental shareholders at the time of the Arrangement Agreement.

(b)  Westgarde Property

     In connection with this acquisition, Taseko sold its interest in the Westgarde Property to Continental for $230,000 cash, which was presented as a recovery of exploration expenses incurred, and exchanged its 5% net profits interest, valued at $600,000, in the Harmony Project for a 1% working interest, valued at $600,000, in the Company's Prosperity Property held by a limited partnership beneficially controlled by Continental. In connection with this Arrangement Agreement, the Company undertook a bank loan in the amount of $2,000,000, which is fully secured by a private company controlled by one of the directors of Taseko. In consideration for providing security for this loan, the Company issued 606,061 common shares (note 6) to the guarantor.


4.   PROPERTY, PLANT AND EQUIPMENT

                                             Accumulated
                                            depreciation
                                      Cost            to        Net book value
     Prosperity Property .......  March 31,     March 31,   March 31,   Sept 30,
     Equipment .................      2003          2003         2003       2002
                                   -------       -------   ----------    -------
     Field .....................   $11,879       $ 9,794   $    2,085    $ 2,453
     Computer and office .......    15,172        13,593        1,579      1,858
                                   -------       -------   ----------    -------
     Total Prosperity Property .   $27,051       $23,387   $    3,664    $ 4,311
                                   =======       =======   ==========    =======


                                                                                       Accumulated
                                                                            Cost   depreciation to              Net book value
     Gibraltar Mine                                                     March 31,        March 31,        March 31,    September 30,
     Plant and Equipment                                                     2003             2003             2003             2002
     -------------------                                              -----------      -----------      -----------      -----------
     Buildings and equipment ...................................      $ 5,931,580      $   378,323      $ 5,553,257      $ 5,591,160
     Mine equipment ............................................        5,454,001        1,826,102        3,627,899        3,862,349
     Plant and equipment .......................................          962,061          480,361          481,700          573,392
     Vehicles ..................................................          152,854           80,363           72,491           82,809
     Computer equipment ........................................          101,162           65,004           36,158           44,504
                                                                      -----------      -----------      -----------      -----------
     Total Gibraltar Mine ......................................      $12,601,658      $ 2,830,153      $ 9,771,505      $10,154,214
                                                                      ===========      ===========      ===========      ===========

     Total property, plant and equipment .......................      $12,628,709      $ 2,853,540      $ 9,775,169      $10,158,525
                                                                      ===========      ===========      ===========      ===========

     Total  cost  of  buildings   and   equipment  at  September  30,  2002  was
     $12,681,952.

     In accordance with the Gibraltar mine permit, the Company pledged the mine's plant and equipment combined with reclamation deposits ($16.3 million at March 31, 2003), to provide the required security to the Government for the estimated reclamation liability of $32.7 million.


5.   Mineral property interests

                                                         March 31, September 30,
                                                              2003          2003
                                                      ------------ -------------

     Gibraltar Copper Mine (note 5(a)) ..............  $     1,000   $     1,000
     Prosperity Gold-Copper Property (note 5(b)) ....        1,000         1,000
     Harmony Gold Property (note 5(c)) ..............   28,811,296    28,811,296
                                                        ----------    ----------
                                                       $28,813,296   $28,813,296
                                                       ===========   ===========

(a)  Gibraltar Copper Mine

     In 1999, the Company, through Gibraltar Mines Ltd., acquired a 100% interest in the Gibraltar Copper Mine mineral property, located near Williams Lake, British Columbia, Canada from Boliden Westmin (Canada) Limited ("BWCL"), for $3,324,844. This acquisition included 100% of NGMT Resources Limited and 70% of the shares of Cuisson Lake Mines Ltd., companies with mineral property interests within the Gibraltar mine property. The Company subsequently entered into an agreement whereby a party purchased a 7.5% interest in the Gibraltar mine property for $352,500, which was subsequently reacquired in fiscal 2000 (note 5(e)). As part of its operating permits, Gibraltar Mines Ltd. agreed to incur a total of $4,000,000 on reclamation and environmental programs during the six year period July 1999 to July 2005, of which a total of $2,131,650 had been incurred to December 31, 2002.

     In fiscal 2001, Gibraltar Mines Ltd., Gibraltar Engineering Services Limited Partnership (the "GESL Partnership") (see note 5(e)) and Cominco Engineering Services Ltd. ("CESL") concluded a Memorandum of Agreement ("MOA") to jointly complete an evaluation for a potential hydrometallurgical copper refinery at the Gibraltar mine. The parties initially agreed to complete a $2.7 million detailed investigation of the feasibility of the refinery, including the production and bulk testing of six tonnes of concentrate through CESL's existing pilot plant. CESL and GESL Partnership were each responsible for funding 50% of these evaluation costs.

     GESL Partnership is a limited partnership formed under the laws of British Columbia, which commenced business on October 1, 2000. The Company was the initial limited partner of the GESL Partnership. The principal business activity of the GESL Partnership is to conduct an integrated engineering and contract services business. It has implemented a defined work program, the results of which will contribute to a final determination of the feasibility of commercializing a hydrometallurgical technology developed by CESL for extracting copper from concentrates in a proposed refinery to be located at the Gibraltar Mine (the "Gibraltar Refinery").

     The GESL Partnership has the right, in the event that a final decision is made to proceed with the construction of the Gibraltar Refinery on or before June 30, 2003, to provide necessary engineering services relating to a start-up of operations at the Gibraltar Mine, and for the final design, tendering, procurement and construction of the Gibraltar Refinery, as well as the right to become contract operator of the Gibraltar Mine, the Gibraltar Mine concentrator and the Gibraltar Refinery. In each case, the GESL Partnership will provide its services for a fixed fee equal to industry standard rates for such services, and such services will be provided pursuant to a definitive consulting and operating agreement negotiated in good faith between the parties and containing customary industry terms and conditions.

     If Gibraltar Mines Ltd. does not proceed with the construction of the Gibraltar Refinery, the GESL Partnership has the right to construct, own and operate a refinery utilizing the CESL technology at the Gibraltar mine site, subject to the approval by CESL of satisfactory licensing arrangements for the use of the CESL technology. In addition, if Gibraltar Mines Ltd. does not proceed with the construction of the Gibraltar Refinery, the GESL Partnership has the right, until July 1, 2006, to provide engineering and contract operation services to Gibraltar Mines Ltd. or any other party, for the construction and operation of a refinery using the CESL technology on the Gibraltar property, subject to the approval by CESL of satisfactory licensing arrangements for the use of the CESL technology.

     To March 31, 2003, the GESL Partnership incurred project costs of $4,956,438 (September 30, 2001 - $3,571,942), including expenses originally contemplated under the MOA but excluding the premium of $314,330 on acquisition of Gibraltar Refinery (2002) Ltd., bringing the total to $5,270,768 (note 5(e)). Expenses incurred in excess of the amounts agreed to in the original MOA were funded by Taseko and the GESL Partnership.

     The Company retained Procorp Services Limited Partnership ("Procorp") to provide technical, financial, management and marketing services related to all facets of the start-up, expansion and development of the Gibraltar Mine and the proposed hydrometallurgical refinery. Procorp is a mining services, financing and marketing partnership comprised of experienced, specialized independent contractors as well as members who are also directors and officers of the Company. Compensation to Procorp included an initial payment of US$900,000 for services rendered in fiscal 2001 and 2002 (paid) and a second payment of US$900,000 upon successful recommencement of commercial production of the Gibraltar Mine. In addition, the Company agreed, subject to regulatory approval, to issue to Procorp 3.4 million warrants to purchase common shares of the Company at a price of $1.70 per share for five years upon successful recommencement of commercial production at the Gibraltar Mine.

     The Gibraltar Mine has been on care and maintenance since being acquired in 1999. Due to continued uncertainty regarding start-up and an extended cycle of depressed metal prices, the Company wrote down the accumulated mineral property interest acquisition costs of $5,936,568 to a nominal $1,000 during fiscal 2001.

(b)  Prosperity Gold-Copper Property

     The Company owns 100% of the Prosperity Gold-Copper Property, located in the Clinton Mining Division, British Columbia, Canada, which was acquired prior to 1995 for total cash and share consideration of $28,660,010. During fiscal 1999, the Company entered into an agreement that allowed a party to earn up to a 5% working interest in the Prosperity Property, which was subsequently reacquired in fiscal 2000 (note 5(e)), and entered into an agreement that allowed an exploration limited partnership controlled by Continental to earn a 1% working interest in the property for $600,001, which was reacquired in October 2001 (note 3).

     During fiscal 2001, the Prosperity Project was written down to a nominal $1,000 to reflect the extended depressed conditions in the metal markets and the Company's intention to defer significant work on the project until a sustained recovery of metal prices had occurred. The working interest previously held by Continental was written down to a nominal amount when it was reacquired.

(c)  Harmony Gold Property (note 3(a))

     In February 1999, the Company acquired a 5% net profits royalty on the Harmony Gold Property located in the Skeena Mining Division on Graham Island, Queen Charlotte Islands - Haida Gwaii, British Columbia, Canada, for $600,000, and purchased for $1, an exclusive farm-out right to earn up to a 10% working interest in the Harmony Property, by expending $600,000 for each 1% working interest prior to January 1, 2001. The Harmony Gold Property was owned by Continental, a public British Columbia company with certain directors and officers in common with the Company. During fiscal 2001, the Company allowed this working interest option to expire, unexercised.

     Under the terms of an Arrangement Agreement (note 3), the Company acquired a 100% interest in the Harmony Gold Property in fiscal 2002.

(d)  Westgarde Property

     The Westgarde Property consists of 27 contiguous mineral claims that contain a copper prospect covering an area of 6000 hectares located 63 kilometres south of Smithers, British Columbia.

     Revelation Exploration Limited Partnership ("Revelation"), of which Gibraltar Mines Ltd. is the original limited partner, arranged for the staking of 13 claims and signed an option agreement dated December 7, 2000, on behalf of Gibraltar Mines Ltd., whereby Revelation may earn a 100% interest in 14 claims known as the Star and CL claims. In order for the option to be exercised, cash payments totaling $870,000, plus share issuances of total value of not less than $1,290,000 were to be made on or before January 1, 2010. An initial cash payment of $30,000 was paid on December 7, 2000. During fiscal 2002, the Westgarde Property, including the Star and CL claims, was sold to Continental for $230,000 (note 3).

(e)  Farm-out, joint venture and acquisition agreements

     In February 1999, the Company entered into a farm-out agreement with Concentrated Exploration 1999 Limited Partnership ("CELP99"), whereby CELP99 could earn up to a 5% working interest in the Prosperity Property project on the basis of a 1.5% working interest for each $900,000 expended. Pursuant to a July 1999 acquisition and joint venture agreement, CELP99 purchased a 7.5% interest in the Gibraltar mineral lands for $352,500 by way of a note receivable due July 31, 2001 which bore interest at 8% per annum, and agreed to use reasonable efforts to expend up to $4.5 million on the Gibraltar Project by January 31, 2000. CELP99 was a private British Columbia based resource exploration limited partnership that raised approximately $4.7 million for the purposes of incurring exploration expenditures on the Company's Prosperity and Gibraltar mining projects. The Company had a call right to repurchase both of CELP99's Prosperity and Gibraltar working interests by issuing shares of the Company for CELP99's investment in each project, at 122% and 135% of the earn-in expenditures of the respective projects.

     On January 31, 2000, the Company reached an agreement with CELP99 whereby the Company made a takeover bid offer to acquire, for Taseko shares, all of the shares of CELP99's subsidiary, Concentrated Exploration 2000 Ltd. ("CEL2000") for $5,484,574, which had acquired the 7.5% interest in the Gibraltar mineral lands owned by CELP99 and the 3.61% working interest in the Prosperity mineral property earned by CELP99. In February 2000, the Company issued 2,492,988 common shares at a value of $2.20 per share to CELP99 to complete the acquisition. In addition to the Prosperity and Gibraltar property interests, CEL2000 had working capital deficiency of $661,624, which included cash of $52,456, and held 34,620 common shares of the Company, at the time of completion of the acquisition.

     In December 2001, the GESL Partnership completed a private placement of limited partnership units for aggregate proceeds of $1.85 million. In February 2002, the Company issued 4,966,659 Taseko common shares at a value of $0.44 per share to complete the acquisition of Gibraltar Refinery (2002) Ltd., which had acquired the private placement units of the GESL
     Partnership. The Company also issued 50,000 Taseko common shares to its financial adviser in connection with this acquisition.

     A further $3 million of expenditures were incurred by the GESL Partnership, which were financed by a separate partnership, the GESL Refinery Process ("GRP") Partnership, for a total financing amount of $4,850,000. In December 2002, a general partnership interest in the GRP Partnership was acquired and financed by a third party for $3,000,000. Subsequent to March 31, 2003, in April 2003, under a plan of arrangement, the Company issued 7,446,809 Taseko common shares at a value of $0.47 per share to complete the acquisition of Gibraltar Engineering Services Limited ("GESL"), which had acquired the remaining units of the GESL Partnership.


6.   BANK OPERATING LOAN

     During fiscal 2002, the Company negotiated a $2 million bank operating line of credit with a Canadian chartered bank at an interest rate of prime, with no fixed terms of repayment. A private company affiliated with a director has provided a fully collateralized guarantee and received 606,061 common shares of the Company in exchange for the guarantee. The market value of the shares issued was included in interest expense in the fiscal 2002 consolidated statement of operations.


7.   SHARE CAPITAL

(a)  Authorized

     Authorized share capital of the Company consists of 100,000,000 common shares without par value.

(b)  Issued and outstanding


                                                                                                Number
     Common shares                                                                           of Shares         Amount
                                                                                            ----------   ------------

     Balance, September 30, 2000 and 2001 .............................................     25,067,697     87,897,199
     Issued and outstanding during the year
         To a dissenting Continental shareholder in exchange for
             Gibraltar preferred shares at $1.07 per share (note 3) ...................        114,800        122,836
         Loan guarantee at $0.66 per share (note 6) ...................................        606,061        400,000
         Private placement at $0.50 per share, net of issue costs .....................        414,850        185,835
         Private placement at $0.47 per share, net of issue costs .....................        276,596        130,000
         Private placement at $0.40 per share, net of issue costs .....................        375,000        150,000
         For the acquisition of Gibraltar Refinery (2002) Ltd. at $0.44 per share,
             net of issue costs (note 5(e)) ...........................................      4,966,659      2,163,330
         For debt settlement at $0.40 per share .......................................      2,100,000        840,000
                                                                                            ----------   ------------
     Balance, September 30, 2002 ......................................................     33,921,663   $ 91,889,200
     Issued during the period
         Share purchase options at $0.50 per share ....................................         40,000         20,000
         Private placement at $0.30 per share(i) ......................................      2,185,000        655,500
         Private placement at $0.30 per share(ii) .....................................      4,232,001      1,269,600
         Private placement at $0.40 per share(iii) ....................................      5,787,500      2,315,000
         Issue costs ..................................................................        268,000       (206,242)
                                                                                            ----------   ------------
     Balance, March 31, 2003 ..........................................................     46,434,164   $ 95,943,058
                                                                                            ==========   ============

     On December 31, 2002, the Company closed three equity private placements of its securities, as follows:

          (i) 2,185,000 common shares at $0.30 per share, subscribed to by Hunter Dickinson Inc., a private company with certain directors in common.

          (ii) 4,232,001 units at $0.30 per unit. Each unit consisted of one common share and one non-transferable common share purchase warrant exercisable at $0.50 per share until December 31, 2004.

          (iii) 5,787,500 flow-through units at $0.40 per unit. Each unit consisted of one flow-through common share and one-half of a non-transferable common share purchase warrant. Each whole common share purchase warrant entitles the holder to purchase one common share at a price of $0.50 per share until December 31, 2004. Effective December 31, 2002, the Company renounced $2.315 million in Canadian Exploration Expenditures ("CEE") to the flow-through investors. To meet its flow-through commitments, the Company is required to spend $2.315 million on qualified CEE by December 31, 2003.

     Pursuant to these private placements, the Company issued to the agents 268,000 shares and 268,000 common share purchase warrants exercisable at $0.50 per share until December 31, 2004.

(c)  Convertible debenture
                                                             March 31, 2003 and,
                                                              September 30, 2002
                                                             -------------------

     Convertible debenture .............................             $17,000,000
     Price per common share of the unexercised
         conversion right ..............................             $      3.89
     Number of common shares potentially issuable
         under unexercised conversion right ............               4,370,180
                                                                     ===========

     (i) On July 21, 1999, as part of the acquisition of the Gibraltar Mine, the Company issued a $17 million interest-free debenture to BWCL, which is due on July 21, 2009, but is convertible into common shares of the Company over a 10 year period commencing at a price of $3.14 per share in year one and escalating by $0.25 per share per year thereafter. BWCL's purchase of the convertible debenture was payable as to $4,000,000 in July 1999, $1,000,000 on October 19, 1999,
          $3,500,000 on July 21, 2000,  and $8,500,000 by December 31, 2000, all
          of which were received. BWCL has the right to convert, in part or in all from time to time, the debenture into fully paid common shares of the Company from year one to year ten.

          From the commencement of the sixth year to the tenth year, the Company has the right to automatically convert the debenture into common shares at the then-prevailing market price. Since the Company has the right and the intention to settle the convertible debenture through the issuance of common shares, notwithstanding the Company's right to settle the debenture with cash, it has been included as a separate component of shareholders' equity on the balance sheet.

     (ii) As per agreed with BWCL the Company deposited the $8,500,000 debenture payment received on December 29, 2000 as reclamation security to replace an $8,500,000 letter of credit previously posted by BWCL.


(d)  Share purchase option compensation plan

     The Company has a share purchase option compensation plan approved by the shareholders that allows it to grant up to 8,200,000 share purchase options, subject to regulatory terms and approval, to its employees, officers, directors and consultants. The exercise price of each option can be set equal to or greater than the closing market price of the common shares on the TSX Venture Exchange on the day prior to the date of the grant of the option, less any allowable discounts. Options have a maximum term of ten years and terminate 30 to 90 days following the termination of the optionee's employment or term of engagement, except in the case of retirement or death. Vesting of options is done at the discretion of the Board of Directors at the time the options are granted.

     The continuity of share purchase options is as follows:

                                                                    For the
                                                                 period ended
                                                                    March 31,               For the years ended September 30,
                                                                     2003                      2002                      2001
                                                              Number     Average        Number     Average        Number     Average
                                                           of shares       Price     of shares       Price     of shares       Price
                                                         ----------     ---------    ---------   ---------    ----------   ---------

     Opening balance .................................    4,145,000     $    0.50      657,000    $   1.56     2,242,500   $    2.31
     Granted during the period .......................      175,000          0.40    4,042,500        0.50       218,500        1.07
     Exercised during the period .....................      (40,000)         0.50            -           -             -           -
     Expired/cancelled during period .................      (30,000)         0.50     (554,500)       1.38    (1,804,000)       2.43
                                                         ----------     ---------    ---------   ---------    ----------   ---------
     Closing balance .................................    4,250,000     $    0.50    4,145,000   $    0.50       657,000   $    1.56
     Contractual remaining life (years) ..............                       1.46                     1.96                      1.21
                                                         ----------     ---------    ---------   ---------   -----------   ---------
     Range of exercise prices ........................  $0.40-$0.50                  $    0.50               $1.65-$3.64
                                                         ==========                  =========               ===========

     As at March 31, 2003, 4,075,000 of the options outstanding had vested with optionees.

     Subsequent to March 31, 2003 a total of 120,000 options at exercise prices ranging from $0.30 to $0.38 expiring in two years were granted.


     The exercise prices of all share purchase options granted during the period were equal to the market price at the grant date. Using an option pricing model with the assumptions noted below, the estimated fair value of all options granted to non-employees during the period have been reflected in the statement of operations as follows:

     Exploration .....................................................   $ 8,458
     Office and administration .......................................     6,344
                                                                         -------
     Total compensation cost recognized in operations,
        credited to contributed surplus...............................   $14,802
                                                                         =======


     The Company did not issue any stock-based compensation to directors, officers or employees during the period. Accordingly, there is no pro forma disclosure required.

     The weighted-average assumptions used to estimate the fair value of options granted during the period were:

     Risk free interest rate                                                  3%
     Expected life                                                     1.7 years
     Expected volatility                                                     50%
     Expected dividends                                                      nil


(e)  Share purchase warrants

     The  continuity of share purchase warrants is as follows:

                                                                     Outstanding                                    Outstanding
                                                         Exercise  September 30,                                      March 31,
     Expiry dates                                           price           2002        Issued          Expired            2003
     ------------                                        --------  -------------     ---------         --------     -----------

     October 19, 2003 ..............................     $   0.58        276,596           -                  -         276,596
     December 27, 2003 .............................     $   0.55        414,850           -                  -         414,850(i)
     January 8, 2006 ...............................     $   0.40        375,000           -                  -         375,000
     December 31, 2003 .............................     $   0.40            -         302,250                -         302,250
     December 31, 2004 (note 7(b)) .................     $   0.50            -       7,393,751                -       7,393,751(ii)
                                                                       ---------     ---------          --------      ---------
                                                                       1,066,446     7,696,001                -       8,762,447
                                                                       =========     =========          ========      =========

     (i) Subject to a 45-day accelerated expiry if the closing price of the Company's common shares, as traded on the TSX Venture Exchange, is at least $0.83 for ten consecutive trading days.

     (ii) Subject to a 45-day accelerated expiry if the closing price of the Company's common shares, as traded on the TSX Venture Exchange, is at least $0.75 for ten consecutive trading days.

     The continuity of share purchase warrants during the previous fiscal year is as follows:

                                                                   Outstanding                                      Outstanding
                                                      Exercise   September 30,                                    September 30,
     Expiry dates                                        price            2001          Issued         Expired             2002
     ------------                                     --------   --------------       --------      ----------    -------------

     March 3, 2002 ................................   $   1.30         138,089             -          (138,089)             -
     March 3, 2002 ................................   $   2.35         407,877             -          (407,877)             -
     December 31, 2000/01 .........................   $   1.38       1,245,000             -        (1,245,000)             -
     October 19, 2003 .............................   $   0.58             -           276,596             -            276,596
     December 27, 2003 ............................   $   0.55             -           414,850             -            414,850
     January 8, 2006 ..............................   $   0.40             -           375,000             -            375,000
                                                                     ---------       ---------      ----------        ---------
                                                                     1,790,966       1,066,446      (1,790,966)       1,066,446
                                                                     =========       =========      ==========        =========

(f)  Contributed surplus

     Balance, September 30, 2001 and 2002 ..........   $      -
     Changes during fiscal 2003:
        Non-cash stock-based compensation (note 7(d))    14,802
                                                        -------
     Contributed surplus, March 31, 2003 ............    14,802
                                                        =======


8.   INCOME TAXES

     Substantially all of the difference between the actual income tax expense (recovery) of $nil (2001 - $nil) and the expected statutory corporate income tax recovery relates to losses not recognized. As at September 30, 2002 and 2001, the tax effect of the significant components within the Company's future tax assets were as follows:

                                                         2002            2001
                                                 ------------    ------------

     Resource pools ..........................   $  1,555,000    $  7,041,000
     Loss carry forwards .....................      3,211,000       4,452,000
     Other tax pools .........................      1,556,000         864,000
                                                 ------------    ------------
                                                    6,322,000      13,357,000
     Valuation allowance .....................     (6,322,000)    (13,357,000)
                                                 ------------    ------------
     Net future income tax asset (liability)..   $          -    $          -
                                                 ============    ============


     At September 30, 2002, the Company's tax attributes include non-capital losses for income tax purposes in Canada totaling approximately $7.5 million, expiring at various times from 2003 to 2009, and certain resource related and other tax pools. The Gibraltar tracking preferred shares issued to Continental have initially been recorded for Canadian tax purposes at a paid up amount of $62.77 million, but such amount is subject to adjustment based on the fair value of Taseko common shares ultimately received by Continental (note 3).


9.   SUPPLEMENTARY CASH FLOW DISCLOSURES

     In addition to the non-cash operating, financing and investing activities primarily disclosed, the Company's non-cash operating, financing and investing activities were as follows:

                                                                                  March 31,   September 30,     September 30,
                                                                                       2003            2002              2001
                                                                           ----------------   -------------     -------------

     Issuance of tracking preferred shares of Gibraltar Mines
        Ltd. on acquisition of Harmony Gold Property (note 3) ..........   $            -       $26,764,784    $          -
     Issuance of common shares on acquisition of Gibraltar
        Refinery (2002) Ltd. (note 5(e)) ...............................                -         2,163,330               -
     Issuance of common shares on redemption of Gibraltar
        tracking preferred shares held by a dissenting
        Continental shareholder (note 3) ...............................                -           122,836               -
     Issuance of common shares for loan guarantee (note 6) .............                -           400,000               -
     Issuance of common shares settlement of debt (note 7(c)) ..........                -           840,000               -
                                                                           ----------------   -------------    --------------

                                                                           $            -       $30,290,950    $          -
                                                                           ================   =============    ==============


                                                                                  March 31,   September 30,     September 30,
                                                                                       2003            2002              2001
                                                                           ----------------   -------------   ---------------

     Supplemental cash flow information
     Cash paid during the period for
       Interest ........................................................   $         51,777   $     107,790    $          -
       Taxes ...........................................................   $            -     $     117,333    $      150,888
                                                                           ================   =============    ==============


10.  RELATED PARTY TRANSACTIONS AND ADVANCES


                                                                                                  March 31,       September 30,
     Transactions                                                                                     2003                2002
     ------------                                                                              -----------        ------------
     Hunter Dickinson Inc.
       Services rendered to the Company and its subsidiaries and
          reimbursement of third party expenses (a) ...................................        $   237,295         $   574,892
       Services rendered to GESL Partnership (b) ......................................        $       -           $ 1,384,496
                                                                                               ===========         ===========

                                                                                                 March 31,        September 30,
     Advances                                                                                         2003                2002
     --------                                                                                  -----------         -----------
     Advances to (from) (d)
       Hunter Dickinson Inc. (a) ......................................................        $ 3,000,733         $  (468,168)
       Hunter Dickinson Group Inc. (c) ................................................        $(3,001,000)        $(3,001,000)
                                                                                               -----------         -----------
       Advances to (from) related parties .............................................        $      (267)        $(3,469,168)
                                                                                               ===========         ===========

     (a) Hunter Dickinson Inc. ("HDI") is a private company with certain directors in common that provides geological, corporate development, administrative and management services to, and incurs third party costs on behalf of, the Company and its subsidiaries on a full cost recovery basis pursuant to an agreement dated December 31, 1996.

     (b)  During  fiscal  2001  and  2002,   Hunter   Dickinson  Inc.   provided
          engineering and other services to the GESL Partnership at industry standard rates (note 5(a)).

     (c) Hunter Dickinson Group Inc. ("HDG") is a private company with certain directors in common that provides consulting services to the Company, at market rates. The balance payable to HDG has resulted from a series of agreements between Taseko, HDI, HDG, GESL Partnership and GRP Partnership, whereby HDI assigned to HDG the balance payable owed to it by Taseko.

     (d)  Equity private placement (see note 7(b)(i)).

     (e)  Advances are non-interest bearing and due on demand.

     (f)  Bank operating loan (see note 6).


11.  SUBSEQUENT EVENT

     On April 4, 2003, the Company acquired the remaining business of the GESL Partnership under a plan of arrangement. In fiscal 2002, the Company acquired a 38% initial position in these assets comprising primarily of technological and operating rights. The fiscal 2003 transaction resulted in a reduction of certain Taseko liabilities by $3 million. Further, the acquisition consolidated the Company's 100% ownership of the copper refinery engineering business of the GESL Partnership. Upon receiving TSX Venture Exchange and judicial approvals the Company issued 7,446,809 common shares having a deemed value of $0.47 per share, for total consideration of $3.5 million.